Qiao Xing Universal Telephone,Inc’s Subsidiary Accelerates the Industrialization of Its GSM Core Chip Technology.

     Qiao Xing Universal Telephone., Inc(NASDAQ:XING) announced that its subsidiary, Cosun-Celbon Communication Technology Co., Ltd has secured purchase orders to sell 2,000,000 units of GSM mobile phones and that Cosun-Celbon is forming a new joint venture specializing in R&D and sales of GSM mobile phones.

     Cosun-Celbon##whose CEO and CTO is Dr. Bang from USA based Celbon Research Institute, is a joint venture co-established mainly by Qiao Xing Universal and Celbon of Korea and specializing in R&D, production and sales of GSM core chips. It has developed GSM base-band chips with the currently lowest cost in the world and has introduced the most competitive GSM terminal integrated products by utilizing such low-cost GSM core chips. In the Distributors’ Fair held by Cosun-Celbon recently, more than 100 domestic and overseas companies contended to be the distributors for such low-cost GSM mobile phones.

     Mr Wu Rui Lin, Chairman of Qiao Xing Universal Telephone, said, “the reasons that Cosun-Celbon’s business has been progressing so rapidly lie in three points: It possesses IP technology to develop GSM base-band chips at the lowest cost; the GSM mobile phones produced by utilizing such core base-band chips are estimated to enjoy the lowest cost; low-end mobile phones will still dominate the biggest market shares in China and some foreign countries for many years yet to come.”

     “To cater for the enormous market demand for such low-cost GSM mobile phones, Cosun-Celbon is forming a new joint venture with a certain undergoing US company. The new joint venture will be specializing in R&D and sales of GSM mobile phones by utilizing the low-cost GSM base-band chips developed by Cosun-Celbon and Cosun-Celbon will hold more than 51% equity interest in the new JV”. Mr. Wu continued.

     Mr. Wu concluded, “Such low-cost GSM mobile phone is a hit in the market and generally its gross margin would reach as high as 30%-40%. The GSM core chip and GSM mobile phone segment of Cosun-Celbon would bring considerable revenue and profits to Qiao Xing Universal. I am convinced that the growth rate of Qiao Xing Universal would to a great extent exceed the expectation made in early July.”

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd

(CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.